August 2008 Pricing Sheet dated August 8, 2008 relating to Preliminary Terms No. 733 dated July 24, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
RevConsSM
Three RevConsSM Each Based on a Different Common Stock Due February 13, 2009
Reverse Convertible Securities
This pricing sheet offers three separate RevCons, each relating to the common stock of a different underlying company.
PRICING TERMS FOR ALL REVCONS – AUGUST 8, 2008
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price. See “Specific Terms for Each RevCons – Trigger price” below.
Exchange ratio:	The stated principal amount divided by the initial share price, subject to adjustments for corporate events. See “Specific Terms for Each RevCons – Exchange ratio” below.
Coupon:	Payable monthly at the specified interest rate beginning September 13, 2008.
Pricing date:	August 8, 2008
Original issue date:	August 13, 2008
Listing:	The RevCons will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	The Gap, Inc. (“GPS”)	The Kroger Co. (“KR”)	Research In Motion Limited (“RIMM”)
Maturity date:	February 13, 2009	February 13, 2009	February 13, 2009
Interest rate:	16% per annum	10% per annum	18% per annum
Trigger level:	80%	80%	70%
Determination date:	February 10, 2009	February 10, 2009	February 10, 2009
CUSIP:	617482AV6	617482AW4	617482AX2
Initial share price:	$18.09	$29.11	$133.75
Trigger price:	$14.472	$23.288	$93.625
Exchange ratio:	55.27916	34.35246	7.47664
Aggregate principal amount:	$1,167,000	$2,796,000	$3,501,000
	Per GPS RevCons	Total	Per KR RevCons	Total	Per RIMM RevCons	Total
Price to public	$1,000	$1,167,000	$1,000	$2,796,000	$1,000	$3,501,000
Agent’s commissions(1)	$15	$17,505	$15	$41,940	$15	$52,515
Proceeds to company	$985	$1,149,495	$985	$2,754,060	$985	$3,448,485
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for reverse convertible securities (“RevCons”).

 You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 733 dated July 24, 2008
Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.